TALIS BIOMEDICAL CORPORATION

230 Constitution Drive

Menlo Park, California 94025

April 22, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Talis Biomedical Corporation

Application for Withdrawal of Registration Statement on Form S-3

Filed March 16, 2022

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Talis Biomedical Corporation (the “Company”) hereby respectfully requests that its Registration Statement on Form S-3, originally filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2022, together with all exhibits thereto (collectively, the “Registration Statement”), be withdrawn, with such withdrawal to be effective as of the date hereof.

The Company is requesting withdrawal of the Registration Statement since the Company was unable to make the filing on such form at the time it was filed. No securities have been or will be sold under the Registration Statement, which was not declared effective by the Commission.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We appreciate your assistance in this matter. If you have any questions regarding the foregoing, please do not hesitate to contact our outside counsel, Karen Deschaine of Cooley LLP, at (858) 550-6088.

Sincerely,

Talis Biomedical Corporation

By:	/s/ J. Roger Moody, Jr.
J. Roger Moody, Jr.
Chief Financial Officer